Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT AS OF JUNE 30, 2006

Subsidiary	Country of Incorporation

AccessMedia Networks, Inc.	California, USA
PeopleCaster, Inc.	Delaware, USA
MyVod, Inc.	Delaware, USA
Media Zone, LTD	California, USA
Value Investments, Inc.	Nevada, USA
IMSI Australia PTY	Australia
Weinmaster Homes, Limited.	Canada
Houseplans, Inc.	California, USA